Rider - Accidental Death Benefit

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy.

We agree, subject to the provisions of this supplemental rider, to provide the Accidental Death Benefit.

This supplemental rider is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this rider.

Accidental Death Benefit - The Accidental Death Benefit will be payable upon our receipt of due proof that:

(a)	the Insured has died due to an accidental bodily injury that occurred while this rider was in force;
(b)	the accidental death occurred within 180 days following the date of the accidental bodily injury;
(c)	the accidental bodily injury was sustained prior to the anniversary of this policy which is nearest to the Insured’s 70th birthday; and
(d)	if this rider was issued prior to the Insured’s first birthday, the accidental bodily injury was sustained on or after the anniversary of this policy which is nearest to the Insured’s first birthday.

Accidental bodily injury means an injury sustained by the insured which is a direct result of an accident, independent of disease or bodily or mental illness or infirmity or any other cause, and which occurs while the rider is in force.

The amount of the Accidental Death Benefit is shown on Page 3. This amount will be doubled if due proof is furnished that the injury which resulted in the death of the Insured was sustained while the Insured was riding as a fare-paying passenger on a public conveyance.

We will have the right and the opportunity to examine the body. Unless prohibited by law, we may have an autopsy performed at our own expense.

The amount of the Accidental Death Benefit will be included in the Death Benefit of this policy and will be paid as part of that Death Benefit.

There are no cash values or loan values associated with this rider.

Risks Not Assumed - The Accidental Death Benefit will not be payable if the death of the Insured is the result, directly or indirectly, of:

(a)	disease or infirmity of mind or body, or medical or surgical treatment for such disease or infirmity;
(b)	an infection not occurring as a direct result or consequence of the accidental bodily injury;
(c)	the voluntary intake or use by any means of any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions;
(d)	the voluntary intake or use by any means of poison, gas or fumes, unless a direct result of an occupational accident;
(e)	intoxication as defined by the jurisdiction where the accident occurred;
(f)	riding or driving an air, land or water vehicle in a race, speed or endurance contest;
(g)	bungee jumping;
(h)	rock or mountain climbing;
(i)	aeronautics (hang-gliding, skydiving, parachuting, ultralight, soaring, ballooning and parasailing);
(j)	suicide, or intentionally self-inflicted injury, of the Insured, while sane or insane;
(k)	the commission or attempted commission by the Insured of a felony;

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(l)	participation in an illegal occupation or activity;
(m)	active participation in a riot, insurrection or terrorist activity;
(n)

travel or flight in or descent from an aircraft of any kind (i) while the Insured is a pilot, officer or member of the crew of the aircraft, (ii) while the Insured is giving or receiving training or instruction aboard the aircraft, or (iii) while the Insured has duty aboard the aircraft or has duty which requires descent from the aircraft;

(o)	travel in an aircraft or device used for testing or experimental purposes, used by or for any military authority, or used for travel beyond the earth’s atmosphere;
(p)

war or act of war, if the cause of death occurs while the Insured is serving in the military, naval or air forces of any country, combination of countries or international organization, provided such death occurs while in such forces or within six months after termination of service in such forces; or

(q)

special hazards incident to service in the military, naval or air forces of any country, combination of countries or international organization, if the cause of death occurs while the Insured is serving in such forces and is outside the home area, provided such death occurs outside the home area or within six months after the Insured’s return to the home area or area in such forces or within six months after the termination of service in such forces, whichever is earlier.

“Home area” is defined to include the 50 states of the United States and its territories, the District of Columbia and Canada. “War” includes, but is not limited to, declared war, and armed aggression by one or more countries resisted on orders of any other country, combination of countries or international organization. “Act of war” means any act peculiar to military, naval or air operations in time of war.

Cost of Insurance - The Cost of Insurance for the Accidental Death Benefit is determined on a monthly basis. It is determined separately for each increase in the amount of Accidental Death Benefit. The Cost of Insurance for a policy month is calculated as (a) multiplied by (b), where:

(a)	is the Cost of Insurance Rate for this benefit; and
(b)	is the amount of Accidental Death Benefit.

The Cost of Insurance Rate for this benefit is based on the attained age, sex (if the policy is issued on a sex-distinct basis) and rate class of the Insured. We will determine Cost of Insurance Rates based on expectations as to future experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

Incontestability -This rider will be incontestable after it has been in force during the life of the Insured for two years from its effective date, except for fraud in the procurement of the rider, when permitted by applicable law.

Termination - This rider will terminate upon:

(a)	the anniversary of this policy which is nearest to the Insured’s 70th birthday;
(b)	lapse of this policy;
(c)	the date of the death of the Insured;
(d)	surrender of this policy;
(e)	expiry of this policy; or
(f)	the Monthly Anniversary that coincides with or next follows the receipt at the Home Office of your written request to terminate this rider.

Termination shall not prejudice the payment of benefits for any accident that occurred while the rider was in force.

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Effective Date - The effective date of this rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Insurance and Annuity Company

Chairman and Chief Executive Officer

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